

May 2, 2012

<u>Via E-mail</u>
Ms. Haipeng Wang
Chief Executive Officer and Chairman of the Board
American Jianye Greentech Holdings Ltd.
136-20 38th Ave. Unit 3G
Flushing, NY 11354

> **Re: American Jianye Greentech Holdings Ltd.**
> **Form 8-K Item 4.01**
> **Filed April 12, 2012**
> **Form 8-K/A Item 4.01**
> **Filed April 27, 2012**
> **File No. 333-144228**

Dear Ms. Wang:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant